
Mail Stop 3720

November 6, 2007

<u>VIA U.S. MAIL AND FAX (240) 912-1839</u>
Mr. Richard J. Leimbach
Vice President Finance
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

   Re: **Telkonet Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 16, 2007
      Form 10-Q for the Quarters Ended March 31 and June 30, 2007
      File No. 1-31972

Dear Mr. Leimbach:

  We have reviewed your supplemental response letter dated October 15, 2007 as well as your filings and have the following comments. As noted in our comment letter dated June 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended December 31, 2006

General

1. As indicated in your response letter dated July 3, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comments 1, 4, 6, 7, 8 and 9 of our comment letter dated June 12, 2007.

2. As indicated in your response letter dated August 24, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comment 3 of our comment letter dated July 26, 2007.

3. As indicated in your response letter dated October 15, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comments 4 and 11 of our comment letter dated October 2, 2007.

4. Please comply with the above comments in each of your Forms 10-Q as applicable.

Note F – Equipment Under Operating Leases, page F-20

5. We note your response to prior comment 6. It appears to us that the sale of your lease portfolio to HLC was conditioned upon your execution of the Vendor Master Agreement in which you are the primary obligor for the purpose of fulfilling the support obligations through the remainder of the acquired contracts. Additionally, the Portfolio Purchase Agreement contained substantive indemnification provisions which assured HLC recovery of its investment. Since you retained substantial risks of ownership in the service contracts, it is unclear to us why you accounted for the HLC transaction as a sale rather than a financing (borrowing) transaction. Please advise us.

Form 10-Q for the Quarter Ended June 30, 2007

Note E – Senior Convertible Debentures, page 16

6. We refer to your response to prior comment 13 and related Exhibit A. In calculating the value of the conversion feature of MSTI Holdings' convertible debentures, tell us:

- Why the number of shares to be received upon conversion is 9,307,692 shares instead of 10,117,462 shares (the latter being the debenture conversion equivalent as disclosed herein).
- How you determined that the fair value of MSTI Holdings' stock was $.65. In this regard, we note that MSTI Holdings' stock did not close below $1.10 at any time during June 2007.
- How you determined the relative fair value of the notes of $6,576,350. It is unclear how the fair value was determined to be equal to the principal amount of the notes.

*   *   *   *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director